Live Oak Crestview Climate Acquisition Corp.

40 S Main Street, #2550

Memphis, TN 38103

July 15, 2021

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Live Oak Crestview Climate Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed on June 21, 2021

File No. 333-253895

Ladies and Gentlemen:

Set forth below are the responses of Live Oak Crestview Climate Acquisition Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 6, 2021, with respect to Amendment No. 3 to Registration Statement on Form S-1, File No. 333-253895, filed with the Commission on June 21, 2021 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 3 to Registration Statement on Form S-1 unless otherwise specified.

Amendment No. 3 to Registration Statement on Form S-1

Financial Statements, page F-1

1.	Please provide updated audited financial statements in your next Amendment.

RESPONSE: The Company respectfully advises the Staff that the Company has revised the audited financial statements to be updated through June 30, 2021 in response to the Staff’s comment.

Note 6. Stockholders Equity, page F-13

2.

You disclose that in the event that you redeem public warrants, that any such exercise would not be on a “cashless” basis and would require the exercising holder to pay the exercise price for each warrant being exercised. You also disclose that private placement warrants are identical to the public warrants, except that the private placement warrants may not be redeemed by you and the holders of private placement warrants may elect to exercise the warrants on a “cashless” basis. Please provide us with your accounting analysis to support the classification of the private placement warrants as equity considering the difference in exercise basis compared to the public warrants.

Securities and Exchange Commission

July 15, 2021

RESPONSE: The Company respectfully advises the Staff that neither the Private Placement Warrants nor the Public Warrants contain any provisions that change dependent upon the characteristics of the holder of the warrant. The Company evaluated the private placement warrants utilizing the guidance in Accounting Standards Codification (ASC) 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity (“ASC 815-40”). The Company has determined equity classification to be appropriate, as the instruments are considered indexed to the reporting entity’s own stock, and do not contain terms that would provide for potential changes to settlement amounts depending upon the characteristics of the holder of the warrants. In addition, the equity classification conditions in ASC 815-40-25 are met for the private warrants. Further analysis related to the Private Placement Warrant Agreement (exhibit 4.5) (the “Warrant Agreement”) is as follows:

Indexed to a Company’s Own Stock (ASC 815-40-15)

ASC 815-40-15 addresses when an instrument, or embedded component that meets the definition of a derivative, is considered indexed to a reporting entity’s own stock. The guidance requires a reporting entity to evaluate an instrument’s contingent exercise provisions and then the instrument’s settlement provisions, using the following two-step assessment outlined in ASC 815-40-15-5 through 15-8 with implementation guidance in ASC 815-40-55-26 through 55-48. Step 1 of this guidance is to evaluate any exercise contingencies. Step 2 of this guidance is to evaluate whether each settlement provision is consistent with a fixed-for-fixed equity instrument.

Step 1 – Exercise Contingencies

ASC 815-40-15-7A states that “an exercise contingency would not preclude an instrument (or embedded feature) from being considered indexed to an entity’s own stock provided that it is not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer).” If the evaluation of Step 1 does not preclude an instrument from being considered indexed to the entity’s own stock, the analysis would proceed to Step 2.

Any contingent provision that affects the holder’s ability to exercise the instrument or embedded component must be evaluated. ASC 815-40-20 defines an exercise contingency as “a provision that entitles the entity (or the counterparty) to exercise an equity-linked financial instrument (or embedded feature) based on changes in an underlying, including the occurrence (or nonoccurrence) of a specified event. Provisions that accelerate the timing of the entity’s (or the counterparty’s) ability to exercise an instrument and provisions that extend the length of time that an instrument is exercisable are examples of exercise contingencies.”

Securities and Exchange Commission

July 15, 2021

We evaluated the following features of the warrants as exercise contingencies or potential exercise contingencies:

1.	The warrants are exercisable only if the Company completes a business combination.

2.	The warrants are no longer exercisable if the Company liquidates.

3.	A portion of the warrant may not be exercised if the holder exceeds specified beneficial ownership limitations upon exercise, if the holder so elects.

4.	The holder may be forced to exercise the warrants upon an “Alternative Issuance” (as defined in Section 4.4 of the Warrant Agreement).

None of the exercise contingencies are based on an observable market or an observable index, so the evaluation of Step 1 to each provision does not preclude the Warrants from being considered indexed to the entity’s own stock.

Step 2 – Settlement Provisions

An instrument shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.	The fair value of a fixed number of the entity’s equity shares

b.	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

The strike price or the number of shares used to calculate the settlement amount is not considered fixed if the terms of the instrument or embedded component allow for any potential adjustment (except as discussed below), regardless of the probability of the adjustment being made or whether the reporting entity can control the adjustment.

ASC 815-40-15-7E discusses the exception to the “fixed for fixed” rule. This exception allows an instrument to be considered indexed to the reporting entity’s own stock even if adjustments to the settlement amount can be made, provided those adjustments are based on standard inputs used to determine the value of a “fixed for fixed” forward or option on equity shares.

A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

a.	Strike price of the instrument
b.	Term of the instrument
c.	Expected dividends or other dilutive activities
d.	Stock borrow cost
e.	Interest rates
f.	Stock price volatility
g.	The entity’s credit spread
h.	The ability to maintain a standard hedge position in the underlying shares.

Securities and Exchange Commission

July 15, 2021

Settlement adjustments designed to protect a holder’s position from being diluted by a transaction initiated by an issuer will generally not prevent a freestanding instrument or embedded component from being considered indexed to the issuer’s own stock provided the adjustments are limited to the effect that the dilutive event has on the shares underlying instrument. Common examples of acceptable adjustments include the occurrence of a stock split, rights offering, stock dividend, or a spin-off. In addition, settlement adjustments due to issuances of shares for an amount below current fair value, or repurchases of shares for an amount that exceeds the current fair value of those shares, should also be acceptable.

We analyzed the adjustments to the exercise price under Step 2 of ASC 815-40-15-7. The Warrant Agreement provides for an adjustment to the number of common shares issuable under the warrants and/or adjustment to the exercise price, in the following provisions (Sections 4.1 through 4.4 of the Warrant Agreement)

1.

Stock Dividends and Split-ups—if a stock split, stock dividend or similar event occurs, the number of shares issuable on exercise of the warrants will be increased in proportion to the event to compensate for the dilution of shares.

2.

Extraordinary dividends—if at any time the warrants are outstanding, the Company pays a dividend of cash, securities or other assets, other than for certain circumstances (ordinary dividends, as part of business combination, etc.), the exercise price of the warrants will be decreased by the amount of cash or fair value of other assets distributed as part of the dividend.

3.

Aggregate of shares—if at any time the warrants are outstanding, the common shares of the Company are aggregated (commonly referred to as a reverse stock split), the number of shares issuable upon exercise of the warrants will be adjusted proportionately to account for the aggregation of shares.

4.	The replacement of securities upon Reorganization.

Split-ups; Extraordinary Dividends; Aggregation of Shares, and the related Adjustments in Exercise Price: ASC 815-40-55-42 states that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to the Company’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. These adjustment features are consistent with Example 17 in ASC 815-40-55-42 through 55-43 which specifically notes that adjustments for these types of events do not preclude the instrument from being indexed to the entity’s shares as an implicit assumption in standard pricing models for equity-linked financial instruments is that such events will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such events). Example 17 specifically describes that the adjustments must be a mathematical calculation that determines the direct effect that the occurrence of such dilutive events should have on the price of

Securities and Exchange Commission

July 15, 2021

the underlying shares, but not the actual change in the market price. In the stock splits, stock dividends or similar events; extraordinary dividends; and aggregation of shares provisions discussed above, the provision is only adjusting for the direct effect of the dilutive event and therefore would not preclude equity classification. As a result, these sections (#1-3 above) do not preclude the Private Placement Warrants from being considered indexed to the Company’s own stock.

Replacement of securities upon Reorganization: The warrants also contain adjustments to the underlying following the occurrence of other mergers or consolidations. These adjustments result in the warrants being exercisable for the same form and amounts of shares etc. (including cash) receivable by the holder of the warrants, as if exercised immediately prior to the event. This is consistent with Example 6 in ASC 815-40-55-30, which illustrates a case in which the conversion rate is adjusted to offset the effect of a merger announcement. This is to maintain the fair value of the transaction as a result of a disruptive market event.

Further consider that upon certain events in which the shares underlying the warrants are exchanged for consideration that comprises less than 70% public share consideration, the exercise price of the warrants would be reduced based upon a formula that uses Per Share Consideration and Black Scholes value. In this instance, if a holder of a warrant elects to exercise within 30 days following disclosure of the event, the exercise price is reduced by an amount that is intended to approximate the best estimate of time value being forfeited upon such early exercise. As used in the formula above, the “Per Share Consideration” is a measurement of the market price of the Company’s common shares at the time of the event and the Black-Scholes Warrant Value is a measurement of the fair value of the warrants at the time of the event.

Because all of the inputs into the adjustment of the settlement provision for a tender offer are inputs into a fixed-for-fixed pricing model, this provision in Section 4.4 of the Warrant Agreement does not preclude the warrants from being considered indexed to the Company’s own stock

Recent SEC Staff Statement

We also considered the recently issued SEC Staff Statement on the accounting of warrants issued by special purchase acquisition companies like the Company entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)”, which focused on Indexation and Tender Offer Provisions.

Pursuant to Section 5.1 of the Private Placement Warrant Agreement (Transferability), the Private Placement Warrants may be transferred, assigned or sold to any person. However, the terms of the Private Placement Warrants do not change upon such transfer. Thus, the Private Placement Warrants meet the indexation guidance in ASC 815-40.

Evaluation of Classified in Stockholders’ Equity (ASC 815-40-25)

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or

Securities and Exchange Commission

July 15, 2021

in some cases, an asset) or equity. The initial balance sheet classification of contracts generally is based on the concept that (a) contracts that require net cash settlement are assets or liabilities and (b) contracts that require settlement in shares are equity instruments. Further, an entity shall observe both of the following: (a) if the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement and (b) if the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815-40-25 assumes settlement in shares.

Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares, after adoption of ASU 2020-06, which the Company adopted effected January 1, 2021.

i.

Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

ii.	Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

iii.

No required cash payment (with the exception of penalty payments) if entity fails to timely file. There is no requirement to net cash settle the contract in the event the entity fails to make timely filings with the SEC.

iv.	No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

These conditions are intended to identify situations in which net cash settlement could be forced upon the issuer by investors or in any other circumstance, regardless of likelihood, except for (1) liquidation of the company or (2) a change in control in which the company’s shareholders also receive cash.

Each of the criterion were met. With regard to the explicit share limit criterion, the Warrants are to be settled in a fixed number of shares except in instances where the number of shares issuable upon settlement are adjusted based on events (e.g., stock splits, stock dividends) that are within the control of the Company.

Securities and Exchange Commission

July 15, 2021

The SEC Staff Statement also highlighted the staff’s views on tender offer provisions of certain SPAC warrants. The warrant agreement does not contain a tender offer provision like that referenced in the SEC Staff Statement. Section 4.4 provides the warrant holders the right to purchase and receive, in lieu of the common shares of the Company, the kind and amount of shares or stock or other securities or property (including cash) receivable by common stockholders upon certain events that fundamentally change the Company, which include:

•	any reclassification or reorganization of the issued and outstanding common shares

•	any merger or consolidation of the Company with or into another entity in which any “person” or “group” acquires more than 50% of the voting power of the Company’s securities

•	any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety

The warrant agreement’s fundamental change provision does not provide for settlement of the warrant upon a tender offer. The warrants provide the warrant holders the right to purchase and receive, upon the terms and conditions specified in the warrant agreement, and in lieu of the common shares of the Company if exercised before the event, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the warrant holder would have received if such warrant holder had exercised his, her or its warrant(s) immediately prior to such event. That is, the warrant holder is allowed to participate in the transaction, with the common stockholders, as if they had exercised the warrant.

ASC 815-40 allows for cash settlement of a warrant in circumstances in which holders of the underlying common shares also would receive cash. Specifically, ASC 815-40-55-3 stated that “if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision.” It is our understanding that the fact pattern considered by the Staff in the SEC Staff Statement involved a capital structure that had dual classes of common stock, and that this led to a conclusion that the tender offer provision was not a change-in-control provision, because it provided for a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of common stock (usually the non-controlling Class A stock in a typical SPAC structure).

Section 4.4 of the warrant agreement provides that any merger or consolidation of the Company with or into another entity in which any “person” or “group” acquires more than 50% of the voting power of the Company’s securities would be considered an “Alternative Issuance,” allowing the warrant holder the weighted average of the amount of cash, securities or other property to which the holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of the tender or exchange offer, accepted such offer and participated in such tender or exchange offer on a pro rata basis with all other holders of common shares. This portion of Section 4.4 (50% of the voting power) results in a change of control, so this provision is not the subject of the SEC Staff Statement and is not inconsistent with ASC 815-40. Equity classification for the warrants would not be prohibited.

*      *      *      *       *

Securities and Exchange Commission

July 15, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

LIVE OAK CRESTVIEW CLIMATE ACQUISITION CORP.

By:	/s/ Gary K. Wunderlich, Jr.
Name:	Gary K. Wunderlich, Jr.
Title:	President

Enclosures

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